# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EMPIRE PETROLEUM CORP, CIK 0000887396
CUSIP: 292034303
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2200 S. Utica Place, Suite 150, Tulsa, Oklahoma (OK), 74114
Date of event which requires filing of this statement: 11/05/2025
Amends the filing with accession number 0001072613-19-000183
Filed by CIK 0001630275
Persons authorized to receive notices and communications: Michael R. Morrisett, Empire Petroleum Corporation, 2200 S. Utica Place, Suite 150, Tulsa, Oklahoma (OK), 74114, (539)444-8002

## Reporting persons
- Michael R. Morrisett (CIK 0001630275): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 866,087; shared voting power 0; sole dispositive power 866,087; shared dispositive power 0; aggregate amount beneficially owned 866,087 (2.49% of the class)
  Comment: *Includes (i) 520,000 shares issuable upon the exercise of stock options that are currently exercisable and (ii) 35,000 shares underlying restricted stock units that have vested but delivery of the shares has been deferred.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: EMPIRE PETROLEUM CORP
Address of issuer's principal executive offices: 2200 S. Utica Place, Suite 150, Tulsa, Oklahoma (OK), 74114
Comment: This Schedule 13D (Amendment No. 2) amends and restates in its entirety the Schedule 13D that was originally filed on April 12, 2019, as amended through Amendment No. 1 filed on August 3, 2021. All pricing and share references give effect to and reflect the 1-for-4 reverse common stock split effective March 7, 2022.

## Item 2. Identity and Background
Name of person filing: Michael R. Morrisett
Residence or business address: 2200 S. Utica Place, Suite 150, Tulsa, OK 74114
Present principal occupation or employment: Mr. Morrisett is engaged in the oil and gas business and is a director and the President and Chief Executive Officer of the Company.
Criminal convictions in the last five years: Mr. Morrisett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Morrisett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Morrisett is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 30, 2014, Empire Petroleum Holdings, LLC ("Empire Holdings") purchased 929,516 shares of Common Stock for an aggregate purchase price of $300 using personal funds contributed to Empire Holdings by Mr. Morrisett and two other individuals. Mr. Morrisett owned 45% of the equity interest and was a manager of Empire Holdings. The members of Empire Holdings voted to distribute the Common Stock to its members and dissolve Empire Holdings effective as of March 29, 2019. Mr. Morrisett received 418,282 shares of Common Stock in the distribution.

On December 1, 2017, as compensation for serving as the Company's President and on the Company's Board of Directors, the Company granted Mr. Morrisett a warrant to purchase 125,000 shares of Common Stock at an exercise price of $1.00 per share, which was immediately exercisable and expires on December 31, 2021 (the "December 2017 Warrant"). On April 3, 2019, the December 2017 Warrant was amended to extend the expiration date from December 31, 2021 to April 2, 2029.

On December 29, 2017, Mr. Morrisett purchased 5,000 shares at $0.64 per share using personal funds.

On April 3, 2019, the Board of Directors of the Company granted to Mr. Morrisett under the Company's 2019 Stock Option Plan a non-qualified stock option to purchase 625,000 shares of Common Stock at an exercise price of $1.32 per share (the "4/3/19 Option"). The option expires on April 2, 2029 and vested in three installments as follows: 312,500 shares on April 3, 2019; 156,250 shares on April 3, 2020; and 156,250 shares on April 3, 2021.

On December 31, 2020, the Board of Directors of the Company granted to Mr. Morrisett under the Company's 2019 Stock Option Plan a non-qualified stock option to purchase 500,000 shares of Common Stock at an exercise price of $1.40 per share, which was immediately exercisable and expires on April 2, 2029.

To incentivize an investor to purchase an unsecured convertible note from Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, Mr. Morrisett entered into an arrangement with such investor on May 14, 2021, pursuant to which such investor had the right to purchase up to 75,000 shares of Common Stock from Mr. Morrisett for $3.00 per share. On May 27, 2021, such rights were exercised in full and, in connection with the same, Mr. Morrisett partially exercised the December 2017 Warrant by purchasing 75,000 shares of Common Stock for an aggregate exercise price of $75,000 using his personal funds and then sold such 75,000 shares of Common Stock to such investor for an aggregate sales price of $225,000.

To incentivize an investor to purchase an unsecured convertible note from Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, Mr. Morrisett entered into an arrangement with such investor on May 14, 2021, pursuant to which such investor had the right to purchase up to an additional 85,900 shares of Common Stock from Mr. Morrisett for $3.00 per share. On September 28, 2021, such rights were exercised in full and, in connection with the same, Mr. Morrisett (a) exercised the remainder of the December 2017 Warrant by purchasing 50,000 shares of Common Stock for an aggregate exercise price of $50,000 using his personal funds and then sold such 50,000 shares of Common Stock to such investor for an aggregate sales price of $150,000 and (b) partially exercised the 4/3/19 Option by purchasing 35,900 shares of Common Stock for an aggregate exercise price of $47,388 using his personal funds and then sold such 35,900 shares of Common Stock to such investor for an aggregate sales price of $107,700.

On February 28, 2022, the Board of Directors of the Company granted to Mr. Morrisett under the Company's 2021 Stock and Incentive Compensation Plan (the "2021 Plan") and in accordance with Section 2.3 Equity Awards of his Employment Agreement dated August 18, 2021 with the Company (the "Employment Agreement") restricted stock units for 10,000 shares of Common Stock, which vest 13 months after the date of grant. This award was an additional equity award granted to him during 2022 since no equity award was granted to him during 2021. The restricted stock units vested in full in March 2023. Mr. Morrisett deferred to a later date delivery of the shares to him.

On February 28, 2022, the Board of Directors of the Company granted to Mr. Morrisett under the 2021 Plan a non-qualified stock option to purchase 30,000 shares of Common Stock at an exercise price of $11.80 per share. The option vested in three equal annual installments beginning on February 28, 2023. The option expired unexercised on August 31, 2025.

On February 28, 2022, the Board of Directors of the Company granted to Mr. Morrisett under the 2021 Plan a non-qualified stock option to purchase 30,000 shares of Common Stock at an exercise price of $11.80 per share. The option expires on August 31, 2026 and vests in one-third increments on each of the second, third and fourth anniversary of the date of the grant.

On May 25, 2022, the Board of Directors of the Company granted to Mr. Morrisett under the 2021 Plan and in accordance with Section 2.3 Equity Awards of the Employment Agreement restricted stock units for 12,500 shares of Common Stock, which vest 13 months after the date of grant. This award was for the first and second quarters of 2022. The restricted stock units vested in full in June 2023. Mr. Morrisett deferred to a later date delivery of the shares to him.

On June 30, 2022, Mr. Morrisett purchased shares of Common Stock in the open market using personal funds as follows: 1,000 shares at $11.3673 per share and 500 shares at $11.7061 per share.

On October 11, 2022, the Board of Directors of the Company granted to Mr. Morrisett under the Company's 2022 Stock and Incentive Compensation Plan (the "2022 Plan") and in accordance with Section 2.3 Equity Awards of the Employment Agreement restricted stock units for 6,250 shares of Common Stock, which vest 13 months after the date of grant. This award was for the third quarter of 2022. The restricted stock units vested in full in November 2023. Mr. Morrisett deferred to a later date delivery of the shares to him.

On December 30, 2022, the Board of Directors of the Company granted to Mr. Morrisett under the Company's 2022 Plan and in accordance with Section 2.3 Equity Awards of the Employment Agreement restricted stock units for 6,250 shares of Common Stock, which vest 13 months after the date of grant. This award was for the fourth quarter of 2022. The restricted stock units vested in full in January 2024. Mr. Morrisett deferred to a later date delivery of the shares to him.

On March 7, 2024, the Company initiated a rights offering to holders of Common Stock, as described in the Company's prospectus supplement dated March 7, 2024, as supplemented by the Company's prospectus supplement dated March 28, 2024 (the "Rights Offering"). Pursuant to the Rights Offering, each holder of Common Stock of record as of March 7, 2024 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.161 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $5.00 per whole share of Common Stock.

The Rights Offering expired at 5:00 p.m., Eastern Time, on April 10, 2024 and was fully subscribed. On April 22, 2024, pursuant to the exercise of subscription rights, including over-subscription rights, Mr. Morrisett purchased 73,389 shares of Common Stock for an aggregate subscription price of $366,945. Mr. Morrisett funded the subscription price using personal funds.

On November 5, 2025, Mr. Morrisett sold in a private transaction (a) the remainder of his 4/3/19 Option (589,100 shares of Common Stock) and (b) 187,084 shares of Common Stock, for an aggregate sales price of $1,600,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Morrisett acquired and owns the shares of Common Stock, as described herein, for investment purposes. Mr. Morrisett is a director and President and Chief Executive Officer of the Company. Mr. Morrisett expects that he will continue to receive equity awards as compensation for serving as an executive officer of the Company in accordance with Section 2.3 Equity Awards of the Employment Agreement. Mr. Morrisett may purchase additional shares, or dispose of shares, of Common Stock in various amounts and at various times depending upon Mr. Morrisett's continuing assessment of pertinent factors, including without limitation, tax and estate planning considerations, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, and the business prospects, financial condition and results of operations of the Company.

Except as otherwise disclosed herein, Mr. Morrisett does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Morrisett is the beneficial owner of 866,087 shares of Common Stock, which includes (i) 520,000 shares issuable upon the exercise of stock options that are currently exercisable and (ii) 35,000 shares underlying restricted stock units that have vested but delivery of the shares has been deferred, or 2.49% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Amendment No. 2 for Mr. Morrisett is based on 34,266,208 outstanding shares of Common Stock, as of September 30, 2025, which figure was provided by the Company. In accordance with the rules of the SEC, the 555,000 shares that Mr. Morrisett is deemed to beneficially own by virtue of having a right to acquire upon exercise of the stock options and delivery of the shares underlying the vested restricted stock units are considered outstanding (and thus added to the above outstanding share number) solely for purposes of calculating his percentage of ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of Mr. Morrisett to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The responses to Item 3 of this Schedule 13D are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Mr. Morrisett ceased to be a beneficial owner of more than 5% of shares of Common Stock on November 5, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Michael R. Morrisett: /s/ Michael R. Morrisett, Michael R. Morrisett (11/07/2025)